Filed by Chemical Financial Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: TCF Financial Corporation
SEC File No.: 001-10253
Filer’s SEC File No.: 001-08185
Date: April 25, 2019

Chemical Financial Corporation Earnings Call
April 24, 2019
Excerpts from Call Transcript
[…]
David Provost - Chemical Financial Corporation, CEO & President
As you can see on Slides 22 and 23 of our deck, we have made significant progress with our previously announced merger of equals with TCF Financial Corporation, a transaction that we expect will create significant strategic and financial value for our shareholders. We have announced our senior executive leadership for the combined company, filed our preliminary registration statement with the SEC and merger applications with our respective bank regulators and established a joint integration management office that has planning well underway across our business verticals and shared services work streams. We expect to hold our respective special shareholder meetings to approve the merger in June, with more details to come.
Our integration efforts involve key leaders from both organizations, supported by a strong third-party consulting firm. They are meeting every week, alternating between Minnesota and Michigan. I'm very impressed with the respect and camaraderie being displayed by team members at Chemical and TCF during this process. We are very pleased with our progress to date, and we believe it bodes well for the future of this merger of equals. While a significant amount of focus is being placed on moving forward with our merger with TCF, I'm also pleased with our core banking team's focus on continuing customer service. This level of customer focus, the finalization of our core operating systems upgrade, investments we have made in our team over the past year, joined with the strength that we have previously built provide us with a continued optimistic outlook and belief that we are well positioned for growth in our high-growth potential markets of Detroit, Cleveland and Grand Rapids as we focus on services and products that provide the greatest opportunity to create value.
Note that while we continue to make strategic market investments and make plans in regards to our pending merger, we will continue to balance our disciplined expense management philosophy with a strong focus on driving revenue growth as we continue to make progress toward our goal of being the Midwest premier bank providing best-in-class service to all of our customers.
Thomas Shafer- Chemical Financial Corporation, Vice Chairman
Thanks, David. Following the successful completion of upgrading our core operating systems, we are focused on enhancing our revenue growth streams and continuing to improve our customer service and satisfaction. To do this, our focus is on the extension of the foundation of our business, maintaining our strong market share and brand recognition in our historical markets, while driving growth in our high-potential markets of Detroit, Cleveland and Grand Rapids. Over the last year, we have discussed the growth of our commercial capacity and talent in our growth markets and specialty finance. These are progressing as anticipated. We're also focused on improving the execution in small business and wealth management. To support this growth, I'm pleased to share that we recently recruited Joe Chasteen to lead our business banking strategy as we continue to intensify our focus on this important segment. Joe comes to us from Bank of the West in Denver, where he was head of SBA and Small Business Banking. We have also welcomed Jeff Votruba as our Financial Advisers Program Director. Jeff comes to us from Citizens Investment Services and has a track record of building high-performing teams across multiple regions, and we anticipate him being a catalyst to grow our wealth management business. These are 2 examples of talent attraction that not only support our revenue growth plan at Chemical Bank but will also benefit the new TCF.
As Dave touched on, our planning for the merger with TCF is fully underway. We have key leaders from both organizations looking at work streams to bring the best of both organizations forward, enhancing our capacity to grow our combined core bank in the national lending platform of TCF. As you know, the Chemical team has a significant skill set in executing mergers and achieving targeted synergies. I'm more confident today, after initiating the integration process and the more granular analysis of each other's operation, that we will not only achieve our stated cost synergies, but the potential for enhanced growth opportunities across the entire new franchise is significant.

David Provost - Chemical Financial Corporation, CEO & President
Thanks, Dennis. As always, we believe the key factors that will drive our future earnings are our ability to drive revenue growth and the continuation of our disciplined expense management. We remain focused on these factors as we strive to appropriately balance risk and return and continue our efforts to close on our pending merger with TCF. As always, we appreciate your time and interest in Chemical Financial. On that note, moderator, let's open it up to questions.

David Long- Raymond James
Okay. And then the second question, maybe for Tom. You talked about the hire in the Denver marketplace. Is that just an individual at this point or the market leader? Or do you have teams in place? And are you live and active in the market yet?
Thomas Shafer- Chemical Financial Corporation, Vice Chairman
Yes. So let me be clear on that. So we recruited Joe to run business banking. He came from Bank of the West. He has relocated to Detroit, and he's operating here. He has run business banking across many states in his previous assignments, and we look for him to help us grow that segment and be a little more disciplined in that. And that's across all of our marketplaces, and it would be all across all of the TCF - the new TCF marketplaces. So we're not in Denver independently. We are focused on our franchise as we go through the application process for the merger.
Terry McEvoy- Oppenheimer
It's Terry. Dennis, since you're listed as the CFO on Slide 23 here, I want to ask you a question on 2020 and has anything changed over the last three months based on first quarter earnings that make you feel more comfortable or less comfortable with the outlook that was discussed on the call 3 months ago?

Dennis Klaeser- Chemical Financial Corporation, CFO
I feel just as comfortable. I think we feel very bullish about the business synergy opportunities that weren’t in our deck when we announced the merger. And so we feel there is upside in the earnings over time as we exploit those opportunities to generate those business synergies, those exporting of TCF specialties and expertise into our system and vice versa. The key hire that Tom talked about, I think, is one key example of being able to gear up our small business banking business, which we're already fairly effective in our market, but bringing a very strong leader who is going to help us roll that business out over the broader geographic footprint after the merger is completed. Also, as a big part of the exercise that we went through up to the announcement was analyzing cost saves objectives. We've taken that to a much greater level of detail and scrutiny over the last couple of months with our teams working very closely with one another, getting through our expense basis on a very granular basis. And so in terms of the cost saves objectives, we're fully committed to delivering that $180 million plus of cost saves that we talked about.
Terry McEvoy- Oppenheimer
And then, Dennis, just my follow-up. I'll stay with you. Any changes in your kind of interpretation of how CECL will impact purchase accounting accretion in 2020? And just maybe as a reminder, how are you thinking about accretion under CECL?
Dennis Klaeser- Chemical Financial Corporation, CFO
Yes. So we've talked through this. There is a little bit of a gray area in CECL as to how they deal with purchased portfolios. And assuming the deal closes here, let's say, end of the third quarter, early fourth quarter, we'll have a credit mark on that day. And we estimate that credit mark to be in the neighborhood of $180 million. With the implementation of CECL, basically that credit mark becomes -- all of it becomes accretable into the earnings stream over the life of the loan portfolio. And that $180 million, assuming there is no change in the credit profile, is a new allowance for loan loss that's created on day 1 with CECL, and that's an adjustment through the equity account. And I believe I talked to really all the analysts and investors fairly carefully about that, and nothing has changed. And we have not gotten any changing guidance from the FASB that the process would be any different from what I just reviewed.

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Chemical Financial Corporation (“Chemical”) and TCF Financial Corporation (“TCF”) with respect to Chemical’s and TCF’s business, their planned merger, the strategic benefits and financial benefits of the merger, including anticipated cost savings, and the anticipated timing of the closing of the transaction. Words such as “may,” “anticipate,” “plan,” “bode,” “estimate,” “expect,” “project,” “assume,” “approximately,” “continue,” “should,” “could,” “will,” “poised,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following:

•
the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);

•	the failure of either Chemical or TCF to obtain shareholder approval, or to satisfy any of the other closing conditions to the transaction on a timely basis or at all;

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•
the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where Chemical and TCF do business, or as a result of other unexpected factors or events;

•	the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;

•	the ability of either company to effectuate share repurchases and the prices at which such repurchases may be effectuated;

•	the outcome of any legal proceedings that may be instituted against Chemical or TCF;

•
the integration of the businesses and operations of Chemical and TCF, which may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Chemical’s or TCF’s existing businesses;

•	business disruptions following the merger; and

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other factors that may affect future results of Chemical and TCF including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Additional factors that could cause results to differ materially from those described above can be found in the risk factors described in Item 1A of Chemical’s and TCF's Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2018 and in any of Chemical's and TCF's subsequent filings with the Securities and Exchange Commission. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Chemical and TCF disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.
Important Additional Information and Where to Find It
In connection with the proposed merger with TCF, on March 29, 2019, Chemical filed with the SEC a Registration Statement on Form S-4 that includes the preliminary Joint Proxy Statement of Chemical and TCF and a Prospectus of Chemical, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to Chemical and TCF shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Chemical and TCF, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Chemical by accessing Chemical’s website at http://www.chemicalbank.com (which website is not incorporated herein by reference) or from TCF by accessing TCF’s website at http://www.tcfbank.com (which website is not incorporated herein by reference). Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Chemical’s Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, MI 48226, by calling (800) 867-9757 or by sending an e-mail to investorinformation@chemicalbank.com, or to TCF’s Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata, MN 55391, by calling (952) 745-2760 or by sending an e-mail to investor@tcfbank.com.
Participants in Solicitation
Chemical and TCF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chemical and TCF shareholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Chemical’s directors and executive officers is contained in Chemical’s Annual Report on Form 10-K for the year ended December 31, 2018, its Proxy Statement on Schedule 14A, dated March 28, 2019, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Information regarding TCF’s directors and executive officers is contained in TCF’s Annual Report on Form 10-K for the year ended December 31, 2018, its Proxy Statement on Schedule 14A, dated March 15, 2019, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.